Deutsche Bank Trust Company Americas
Global Transaction Banking

DEPOSITARY RECEIPTS

Depositary Notice to Pass Resolutions by way of Postal Ballot by Shareholders of Infosys Limited.

Issue:	**Infosys Limited / CUSIP: 456788108**
Country:	**India**
Details:	**Resolutions Sought to be Approved by Postal Ballot**
Meeting Agenda:	**The Company's Postal Ballot Notice dated February 24, 2016 is attached**
Voting Deadline:	**On or *before* *March 24, 2016* at 1:00PM (New York City time)**
ADS Record Date:	**March 7, 2016**
Ordinary : ADS ratio:	**1 Ordinary Share : 1 ADS**

In accordance with Section 4.07 of the Deposit Agreement (the "Deposit Agreement") between Infosys Limited. ("the Company") and Deutsche Bank Trust Company Americas as Depositary ("the Depositary"), holders of Infosys Limited. American Depositary Shares (ADSs) are hereby notified of Resolutions sought to be approved by way of Postal Ballot of shareholders of Infosys Limited. **A copy of the resolutions the Company seeks to pass via postal ballet in lieu of meeting can be found on the following website www.infosys.com**

Holders of Infosys Limited ADSs at the close of business of the above-specified ADS record date ("Registered Holders") will be entitled, subject to any applicable provision of Indian law, of the Deposited Securities or of the Memorandum and Articles of Association of the Company, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective American Depositary Shares. A postal ballet instruction form is included for such purpose.

Upon the timely receipt of a properly completed postal ballet instruction form on or prior to the Voting Deadline set forth above, the Depositary shall endeavor, insofar as practicable and permitted under the applicable provisions of law and of the Memorandum and Articles of Association governing Deposited Securities of the Company, to vote or cause to be voted the Shares represented by ADSs in accordance with such postal ballet instructions.

Holders are advised that (a) there can be no assurance that Owners or Beneficial Owners generally or any Owner or Beneficial Owner in particular will receive this notice with sufficient time to enable the Owner to return voting instructions to the Depositary in a timely manner, (b) the Depositary has not reviewed the Company's website or any of the items thereon, and is not liable for the contents thereof, and (c) neither the Depositary nor any of its affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained in any document prepared by the Company or on the Company's website and neither the Depositary nor any of its affiliates are or shall be liable or responsible for any information contained therein or thereon.

For more information, contact:
Duewa Brooks
Issuer Services -Depositary Receipts
212 250 9100 phone
212 797 0327 fax